中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

06012022

Our Ref : BS(2006)0085(JL)

RECEIVED
2006 MAR 29 P 3:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 March 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAR 30 2006
THOMSON FINANCIAL

Dear Sirs,

SUPPL

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following documents filed with the Companies Registry by BOC Hong Kong (Holdings) Limited in Hong Kong in relation to the appointment of a new board member for your attention:

1. Form D2A regarding the appointment of Mr. Koh Beng Seng as an Independent Non-executive Director of the Company; and
2. Form D3 regarding consent to act as a director from Mr. Koh Beng Seng.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

dlw 3/29

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

公司註冊處
Companies Registry

Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

File No. 82-34675

表格 Form D2A

2006 MAR 29 P 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 770009

1 公司名稱 Company Name

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation ☐ 是 Yes ☐ 否 No

註 Note 5) 提交人的資料 Presentor's Reference

姓名 Name: BOC Hong Kong (Holdings) Limited

地址 Address: 52nd Floor, Bank of China Tower,
No.1 Garden Road,
Hong Kong

電話 Tel: 2846 2700 傳真 Fax: 2810 5830

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
24-03-2006
文件收發小組 Central Mail Unit

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity

☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese	高銘勝

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	Koh	Beng Seng Francis

前用姓名 Previous Names	(Nil)
別名 Alias	(Nil)

		國家 Country
(註 Note 13) 住址 Residential Address	1A Surrey Road, #09-00 Star Mansion, Singapore 307741	Singapore

(註 Note 14) 電郵地址 E-mail Address	(Nil)

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	(Nil)	
	簽發國家 Issuing Country	號碼 Number
b 海外護照 Overseas Passport	Singapore	S0148910J

	日 DD	月 MM	年 YYYY
委任日期 Date of Appointment	23	03	2006

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

表格

公司編號 Company Number

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

(註 Note 19) 中文名稱 **Name in Chinese**

(註 Note 19) 英文名稱 **Name in English**

(註 Note 20) 地址 **Address**

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment**

日 DD 月 MM 年 YYYY

(註 Note 22) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。
This Notification includes (Nil) **Continuation Sheet(s) A,** (Nil) **Continuation Sheet(s) B and** (Nil) **Continuation Sheet(s) C.**

簽署 Signed : [signature]

姓名 Name : Jason C.W. YEUNG

~~董事 Director~~／秘書 Secretary *

日期 Date : 24 March 2006
日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第158(5)條)
(Companies Ordinance s. 158(5))

File No. 82-34675

表格 Form D3

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 770009

公司名稱 Company Name

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

本人 I, 高銘勝 Koh Beng Seng Francis 同意出任上述公司的 consent to act as the above company's
(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事, Director

☐ 候補董事, Alternate Director — 代替 Alternate to: N/A
(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from 23 (日 DD) 03 (月 MM) 2006 (年 YYYY), 並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed: [signature]

日期 Date: 24 (日 DD) / March (月 MM) / 2006 (年 YYYY)

提交人的資料 Presentor's Reference

姓名 Name: BOC Hong Kong (Holdings) Limited

地址 Address: 52nd Floor, Bank of China Tower,
No.1 Garden Road,
Hong Kong

電話 Tel: 2846 2700 傳真 Fax: 2810 5830

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
24-03-2006
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)